August 4, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, CEO & COO (Code No. 6479, TSE Div. No. 1)
Contact:	Naoyuki Kimura General Manager Personnel Department
Phone:	+81-(0)3-6758-6712

Notice of Personnel Changes

MINEBEA MITSUMI Inc. hereby announces the following personnel changes decided at the Board of Directors Meeting held today.

Personnel Changes (Effective as of October 1, 2017)

New Assignment	Former Assignment	Post to be Retained	Name
Deputy Chief of Machined Component Manufacturing Headquarters Officer in charge of Business Planning & Coordination Div. at Machined Component Manufacturing Headquarters	Head of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters	Executive Officer Deputy Officer in charge of Production Support Div.	Koichiro Kojima
Officer in charge of Engineering of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters	General Manager of Engineering Department of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters	Executive Officer	Shigenori Hoya
Deputy Chief of Machined Component Manufacturing Headquarters Officer in charge of Business Administration Div. at Machined Component Manufacturing Headquarters	Head of Mechanical Assembly Business Unit at Machined Component Manufacturing Headquarters	Executive Officer	Katsumasa Yamashina
Head of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters Officer in charge of Quality of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters
Deputy Head of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters
General Manager of Quality Control Department of Ball Bearing Business Unit at Machined Component Manufacturing Headquarters
		Executive Officer	Satoshi Mizuma
Head of Mechanical Assembly Business Unit at Machined Component Manufacturing Headquarters	Senior Manager of PIVOT Production Department of Mechanical Assembly Business Unit at Machined Component Manufacturing Headquarters		Yasuhiro Azuchi

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